VIA EDGAR

February 17, 2015

Pamela Long
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:          Bridgewater Platforms Inc.
Amended Registration Statement on Form S-1/A
Filed January 21, 2015
File No.: 333-199582

Dear Ms. Long:

This letter is in response to your comment letter dated January 27, 2015, with regard to the Form S-1 Amendment No. 1 filing of Bridgewater Platforms Inc., a Nevada corporation ("Bridgewater" or the "Company") filed on January 21, 2015.  Responses to each comment have been keyed to your comment letter.

 General

1.	We note your response to comment 2 of our letter dated November 17, 2014. Please disclose on the cover page that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering. We note the disclosure on page 19 that Bridgewater Platforms, its directors, officers, affiliates and promoters, have not and do not intend to enter into negotiations or discussions with representatives or owners of any other businesses or companies regarding the possibility of an acquisition or merger.

Response:

      This disclosure has been added.

U.S. investors may not be able to enforce their civil liabilities against our company or certain of our directors, controlling persons and officers located outside of the United States, page 8

2.	Please explain the reference to the United Kingdom. Please make clear throughout your registration statement where you carryout business operations.

Response:

The reference to the United Kingdom was an error and has been corrected to Canada.  The registration statement has been updated on page 3 to reflect where the Company will carryout business operations and was also already indicated on page 19 .

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 21

3.	Please note that the Rule 144 safe harbor is not available for the resale of securities initially issued by a shell company, which applies to those securities issued prior to your beginning operations and generating revenues. Please revise your disclosure accordingly.

Response:

No changes were made as the company does not believe it was a shell company.  Most all companies require a period of time from inception in order to generate revenues. Very few, if any companies begin operations by generating revenues immediately, as organizational and business development issues are necessary to insure the proper structure for future success. Only after said structure is in place, including appointing management, establishing bank and other credit accounts, developing a business plan and undertaking business development, and opening an office will a business begin to generate sales or other forms of revenue. A shell company is not defined as one with no revenues. Many start-up companies take years to develop their product and produce revenues. A shell company is defined as one with no or nominal operations. The registrant had typical operations for a new company, and, within a short period of time after inception as expected by management, began to produce revenues.
Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically (admin@bridgewaterplatforms.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Emanuel Oliviera
_____________________
Emanuel Oliviera, President